Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$3,000,000.00	$213.90	(1)

(1)	The filing fee of $213.90 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $213.90 due for this offering is offset against the $42,932.12 remaining of the fees most recently paid on March 24, 2009, of which $42,718.22 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

PRICING SUPPLEMENT NO. 2010—MTNDD521 DATED APRIL 23, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

3,000 Non-Callable Principal Protected Notes Due April 28, 2020

Based on the 10-Year Constant Maturity Swap Rate

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes have a maturity of ten years and will mature on April 28, 2020. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•

The notes will bear interest during each monthly interest period at the per annum rate determined two (2) U.S. government securities business days prior to the beginning of such monthly interest period equal to the 10-year Constant Maturity Swap Rate (“10CMS”), subject to a maximum interest rate of 8% per annum for any interest period and a minimum interest rate of 2% per annum for any interest period.

•	Interest on the notes, if any, is payable on the 28th of each month, beginning on May 28, 2010 and ending on the maturity date.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	100%	$3,000,000
Underwriting Discount	3%	$90,000
Proceeds to Citigroup Funding Inc.	97%	$2,910,000

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of 3% ($30.00) for each $1,000.00 note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of 3% ($30.00) for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about April 28, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Non-Callable Principal Protected Notes Based on the 10-Year Constant Maturity Swap Rate Due April 28, 2020 are securities offered by Citigroup Funding Inc., and have a maturity of ten years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc.

The notes will bear interest during each monthly interest period at the per annum rate equal to the 10-year Constant Maturity Swap Rate (“10CMS”), subject to a maximum interest rate of 8% per annum for any interest period and a minimum interest rate of 2% per annum for any interest period. The 10CMS will be published on Reuters Page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am New York City time on the applicable interest determination date, which will be two (2) U.S. government securities business days (as described below) prior to the beginning of the applicable monthly interest period. The interest payable per note for any interest period will not be more than $6.67 or less than $1.67.

The notes mature on April 28, 2020 and do not provide for earlier redemption by you or by us. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity, regardless of the level of 10CMS, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity.

Will I Receive Interest on the Notes?

The interest payments on the notes will vary, may be as low as $1.67 per note for any interest period and will not be more than $6.67 per note for any interest period. We expect to pay interest in cash on the 28th of each month, beginning on May 28, 2010 and ending on the maturity date. We refer to each of these monthly payment dates as an interest payment date and each monthly period from and including an interest payment date, or the issue date of the notes, to but excluding the next interest payment date, or the maturity date, as an interest period.

The per annum interest rate for any monthly interest period will be equal to 10CMS, subject to a maximum interest rate of 8% per annum for any interest period and a minimum interest rate of 2% per annum for any interest period. The interest rate will be reset two (2) U.S. government securities business days prior to the beginning of such monthly interest period, which we refer to as the interest determination date. During each interest period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Additionally, because the interest rate applicable to a monthly interest period cannot exceed 8% per annum, the amount of interest payable on the Notes for any interest period will not exceed $6.67 per note even if 10CMS is greater than 8%.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to 10CMS or another interest rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on April 28, 2020. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive 100% of the principal amount of your notes only if you hold the notes at maturity. If you choose to sell your notes before the notes mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Interest Payments?

For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes—Hypothetical Interest Payment Examples” in this pricing supplement.

Who Publishes 10CMS and What Does It Measure?

The 10-Year Constant Maturity Swap Rate (which we refer to as “10CMS”) is, on any calendar day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 a.m. New York City time on that day; provided that calendar day is not a U.S. government securities business day, the 10CMS level shall be the 10CMS level on the immediately preceding U.S. government securities business day. This rate is one of the market-accepted indicators of longer-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

A U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

What Has 10CMS Been Historically?

We have provided a table showing the historical quarterly high and low levels of 10CMS since 2000. You can find this table in the section “Historical Data on 10CMS” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of 10CMS in recent years. However, past performance is not indicative of how 10CMS will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Level of 10CMS Is Not an Indication of the Future Level of 10CMS” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as interest payments on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on 10CMS. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney, or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative levels of 10CMS, and other events that are difficult to predict and beyond our control.

The Interest Rate Will Vary and May Be as Low as 2% Per Annum For Any Interest Period

Because 10CMS is a floating rate, it will fluctuate. Thus, the interest rate will vary and may be as low as 2% per annum for any interest period. If 10CMS is less than or equal to 2% on the relevant interest determination date, you will earn interest at the rate of 2% per annum during that interest period. Furthermore, the per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following such interest determination date even if 10CMS increases during that interest period.

The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate

The interest rate applicable to the notes cannot exceed 8% per annum for any interest period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $6.67 per note per interest period. As a result, if the 10CMS applicable to any interest period is greater than 8%, the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes will bear interest at the per annum rate equal to the greater of (i) 10CMS, subject to a maximum interest rate of 8% per annum for any interest period and (ii) a minimum interest rate of 2% per annum for any interest period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

The term “principal protected” means that, under the terms of the notes, Citigroup Inc. is ultimately obligated to return to you the stated principal amount at maturity, regardless of the level of 10CMS. However, as with an ordinary debt security, you are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore, you are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, 10CMS and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

10CMS. We expect that the market value of the notes at any time will depend on the degree by which the 10CMS fluctuates. In general, we expect that a decrease in 10CMS will cause a decrease in the market value of the notes because the interest payable on the notes is based on 10CMS. Conversely, in general, we expect that an increase in 10CMS to 8% or less will cause an increase in the market value of the notes.

10CMS will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of 10CMS. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 10CMS changes, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the level of 10CMS the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the level of 10CMS during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon 10CMS, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes may be less than the costs of unwinding the related hedging transaction at the time of the secondary market transaction. Our affiliates may realize a profit from the unexpected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Level of 10CMS Is Not an Indication of the Future Level of 10CMS

The historical level of 10CMS, which is included in this pricing supplement, should not be taken as an indication of the level of 10CMS during the term of the notes. Changes in the level of 10CMS will affect the amount of the monthly interest payments and thus the trading price of the notes, but it is impossible to predict whether the level of 10CMS will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Citigroup Financial Products, an Affiliate of Citigroup Funding, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the 10CMS on any interest determination date and will calculate the interest payable to you on each interest payment date. Additionally, determinations made by Citigroup Financial Products, in its capacity as calculation agent, including with respect to the calculation of 10CMS in the event of its unavailability, may adversely affect the payments to you on any interest payment date.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon 10CMS. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of 10CMS

You will have no rights against the publisher of 10CMS even though the amount you receive on an interest payment date will depend upon the level of 10CMS. The publisher of 10CMS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

¡	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

¡	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Non-Callable Principal Protected Notes Based on the 10-Year Constant Maturity Swap Rate due April 28, 2020 (the “Notes”) are securities offered by Citigroup Funding and have a maturity of ten years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc.

The Notes will pay interest at a rate equal to 10CMS (as described in the section “— Interest”), subject to a maximum interest rate of 8% per annum for any interest period and a minimum interest rate of 2% per annum for any interest period.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $ 3,000,000 (3,000 Notes). The Notes will mature on April 28, 2020. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes bear interest at a per annum rate equal to 10CMS, subject to a maximum interest rate of 8% per annum for any interest period and a minimum interest rate of 2% per annum for any interest period.

The amount of any monthly interest payment on the Notes will vary, may be as low as $1.67 per Note (which is equal to an interest rate of 2% per annum) and will not be more than $6.67 per Note, which is equal to an interest rate of 8% per annum. We expect to pay interest, if any, on the 28th of each month, beginning May 28, 2010 and ending on the maturity date, each an Interest Payment Date. Each monthly period from and including an Interest Payment Date, or the issue date of the Notes, to but excluding the next Interest Payment Date, or the maturity date, is an Interest Period. The interest rate for each Interest Period will be reset two (2) U.S. Government Securities Business Days prior to the beginning of each such monthly Interest Period, which we refer to as an Interest Determination Date. During each Interest Period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

10CMS equals the 10-year Constant Maturity Swap Rate as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am New York City time on the applicable Interest Determination Date.

If 10CMS is less than or equal to 2% on an Interest Determination Date, then the interest rate will be 2% per annum and the amount of interest payable on the Notes will be $1.67 per Note for the Interest Period to which that Interest Determination Date relates. Additionally, because the interest applicable to the Notes cannot exceed 8%, the amount of interest payable on the Notes for any Interest Period will not exceed $6.67 per Note even if the 10CMS applicable to such Interest Period is greater than 8%. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A U.S. Government Securities Business Day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Payment at Maturity

The notes will mature on April 28, 2020. At maturity, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical monthly interest payments to be made on the Notes based on various 10CMS levels. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Principal amount: $1,000
•	Maximum Interest Rate: 8% per annum
•	Minimum Interest Rate: 2% per annum

Example #	Hypothetical 10CMS Reset Level(1)	Hypothetical Per Annum Interest Rate(2)	Hypothetical Monthly Interest Payment per $1,000

1	0%	2.000%	$1.67
2	0.250%	2.000%	$1.67
3	0.500%	2.000%	$1.67
4	0.750%	2.000%	$1.67
5	1.000%	2.000%	$1.67
6	1.250%	2.000%	$1.67
7	1.500%	2.000%	$1.67
8	1.750%	2.000%	$1.67
9	2.000%	2.000%	$1.67
10	2.250%	2.250%	$1.88
11	2.500%	2.500%	$2.08
12	2.750%	2.750%	$2.29
13	3.000%	3.000%	$2.50
14	3.250%	3.250%	$2.71
15	3.500%	3.500%	$2.92
16	3.750%	3.750%	$3.13
17	4.000%	4.000%	$3.33
18	4.250%	4.250%	$3.54
19	4.500%	4.500%	$3.75
20	4.750%	4.750%	$3.96
21	5.000%	5.000%	$4.17
22	5.250%	5.250%	$4.38
23	5.500%	5.500%	$4.58
24	5.750%	5.750%	$4.79
25	6.000%	6.000%	$5.00
26	6.250%	6.250%	$5.21
27	6.500%	6.500%	$5.42
28	6.750%	6.750%	$5.63
29	7.000%	7.000%	$5.83
30	7.250%	7.250%	$6.04
31	7.500%	7.500%	$6.25
32	7.750%	7.750%	$6.46
33	8.000%	8.000%	$6.67
34	8.250%	8.000%	$6.67
35	8.500%	8.000%	$6.67
36	8.750%	8.000%	$6.67
37	9.000%	8.000%	$6.67
38	9.250%	8.000%	$6.67
39	9.500%	8.000%	$6.67
40	9.750%	8.000%	$6.67
41	10.000%	8.000%	$6.67
42	10.250%	8.000%	$6.67
43	10.500%	8.000%	$6.67
44	10.750%	8.000%	$6.67

(1)	Hypothetical 10CMS level two (2) U.S. Government Securities Business days prior to the beginning of the applicable Interest Period.
(2)	Hypothetical Per Annum Interest Rate for the applicable monthly Interest Period = 10CMS, subject to a maximum interest rate of 8% per annum and a minimum interest rate of 2% per annum.
(3)	Hypothetical Monthly Interest Payment on the Note = (Hypothetical Per Annum Interest Rate * $1,000) / 12.

The examples are for purposes of illustration only. The actual Interest Payment for each Interest Period will depend on the actual level of 10CMS, the actual maximum interest rate, and other relevant parameters for determining the Interest Payment based on 10CMS.

Determination of 10CMS

If 10CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any Interest Determination Date, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the reference rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 6.00% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17308CNV4.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON 10CMS

The following table sets forth, for each of the periods indicated, the high and the low levels of 10CMS as reported on Bloomberg. The historical levels of 10CMS should not be taken as an indication of the future level of 10CMS or the future performance of 10CMS or what the value of the Notes may be. Any historical upward or downward trend in the level of 10CMS during any period set forth below is not an indication that the level of 10CMS is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2000
Quarter
First	7.5780%	7.2800%
Second	7.8820%	7.1470%
Third	7.3620%	6.8910%
Fourth	7.0140%	6.0450%
2001
Quarter	6.2210%	5.6460%
First	6.3110%	5.7990%
Second	6.2700%	5.2250%
Third	6.1190%	4.7750%
Fourth	6.2210%	5.6460%
2002
Quarter
First	6.1250%	5.4760%
Second	6.0880%	5.2170%
Third	5.3800%	4.2590%
Fourth	4.8740%	4.2150%
2003
Quarter
First	4.6290%	3.9770%
Second	4.4800%	3.4350%
Third	5.1390%	3.8690%
Fourth	4.9050%	4.3680%
2004
Quarter
First	4.7870%	4.0290%
Second	5.3650%	4.3000%
Third	5.1030%	4.3970%
Fourth	4.8210%	4.3790%
2005
Quarter
First	5.0930%	4.3880%
Second	4.9870%	4.2970%
Third	4.8750%	4.4420%
Fourth	5.2260%	4.8050%
2006
Quarter
First	5.3930%	4.8250%
Second	5.8240%	5.3890%
Third	5.8490%	5.0840%
Fourth	5.3720%	4.8920%
2007
Quarter
First	5.4040%	5.0400%
Second	5.8390%	5.1380%
Third	5.8140%	4.9660%

Fourth	5.3160%	4.5400%
2008
Quarter
First	4.6790%	3.9290%
Second	4.9720%	4.1080%
Third	4.8720%	3.9860%
Fourth	4.6710%	2.2180%
2009
Quarter
First	3.3370%	2.3460%
Second	4.3110%	2.8850%
Third	4.2310%	3.4310%
Fourth	4.0090%	3.3240%
2010
Quarter
First	3.9430%	3.6520%
Second (through April 23)	3.9990%	3.7270%

10CMS at 11:00 a.m. New York City time on April 23, 2010 was 3.8210%.

The following graph shows the daily level of 10CMS in the period from January 1, 2000 through April 23, 2010 using historical data obtained from Bloomberg. Past movements of 10CMS are not indicative of the future level of 10CMS. The graph below does not reflect the return the notes would have during the periods presented because it does not take into account the maximum interest rate or the minimum interest rate.

The bold line at the top of the graph above represents the maximum interest rate and the bold line beneath it represents the minimum interest rate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Interest Payments. Amounts received as interest payments on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $3,000,000 principal amount of Notes (3,000 Notes) for 97% ($970) per $1,000 Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of 3% ($30) per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of 3% ($30) per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries, or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

3,000 Non-Callable Principal

Protected Notes Based on the 10-Year

Constant Maturity Swap Rate

Due April 28, 2020

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

April 23, 2010

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)